UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____.

Commission file number 001-08796

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

QUESTAR CORPORATION
401(k) RETIREMENT INCOME PLAN

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

Questar Corporation
333 South State Street
P.O. Box 45433
Salt Lake City, Utah 84145-0433

REQUIRED INFORMATION

The following audited financial information, prepared in accordance with the Employee Retirement Income Security Act of 1974, is enclosed with this report:

1.    Statements of Net Assets Available for Benefits as of December 31, 2014 and December 31, 2013.

2.    Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2014.

3.    Schedule of Assets (Held at End of Year) as of December 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Questar Corporation Employee Benefits Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

QUESTAR CORPORATION 401(k) RETIREMENT INCOME PLAN

Date June 22, 2015	/s/ Ronald W. Jibson
Ronald W. Jibson, Chairman Employee Benefits Committee

Questar Corporation
401(k) Retirement Income Plan
2014

Questar 401(k) Plan 2014 Form 11-K

Report of Independent Registered Public Accounting Firm

Employee Benefits Committee
Questar Corporation 401(k) Retirement Income Plan

We have audited the accompanying statements of net assets available for benefits of Questar Corporation 401(k) Retirement Income Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Questar Corporation 401(k) Retirement Income Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year), has been subjected to audit procedures performed in conjunction with the audit of the Questar Corporation 401(k) Retirement Income Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Salt Lake City, Utah
June 22, 2015

Questar 401(k) Plan 2014 Form 11-K	1

Questar Corporation
401(k) Retirement Income Plan

Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets
Investments at Fair Value
Questar Corporation common stock	$173,864,551	$156,112,840
QEP Resources, Inc. common stock	55,183,281	98,932,045
Registered investment companies	203,778,314	150,036,654
Pooled separate accounts	26,277,085	—
Common collective trust funds	—	54,749,427
Common collective trust funds related to fully benefit-responsive investment contracts	46,911,611	51,100,431
Guaranteed income fund	11,401,095	—
Total Investments at Fair Value	517,415,937	510,931,397

Receivables
Participant loans	5,996,598	5,861,849
Pending trades	—	22,728
Accrued interest, contributions and other	1,108,701	1,105
Total Receivables	7,105,299	5,885,682
Total Assets	524,521,236	516,817,079

Liabilities
Pending trades	—	22,728
Net assets available for benefits at fair value	524,521,236	516,794,351
Adjustment from fair value to contract value for investments in common collective trust funds related to fully benefit-responsive investment contracts	(647,695)	(413,629)
Net Assets Available for Benefits	$523,873,541	$516,380,722

See notes accompanying the financial statements

Questar 401(k) Plan 2014 Form 11-K	2

Questar Corporation
401(k) Retirement Income Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2014
Additions
Investment Income
Dividends and earnings from investments	$8,412,705
Net realized and unrealized appreciation in fair value of investments	2,093,532
Total Investment Income	10,506,237

Interest income from participant loans	259,782
Other income	430,330

Contributions
Participants	11,471,924
Employer	8,997,044
Rollover	435,979
Total Contributions	20,904,947
Total Additions	32,101,296

Deductions
Benefits paid to participants	24,589,340
Asset management and redemption fees	19,137
Total Deductions	24,608,477
Net Change	7,492,819
Net Assets Available for Benefits at Beginning of Year	516,380,722
Net Assets Available for Benefits at End of Year	$523,873,541

See notes accompanying the financial statements

Questar 401(k) Plan 2014 Form 11-K	3

Questar Corporation
401(k) Retirement Income Plan

Notes Accompanying the Financial Statements

Note 1 - Plan Description

The following description of the Questar Corporation 401(k) Retirement Income Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan's name changed effective January 2014; it was formerly known as the Questar Corporation Employee Investment Plan.

The Plan is a defined contribution plan for eligible employees of Questar Corporation (Questar or the Company) and certain of its subsidiaries. The Plan is subject to the provisions of section 401(a) of the Internal Revenue Code (the Code) and the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan also qualifies as an employee stock ownership plan (ESOP) as defined in Section 4975(e)(7) of the Code. The trustee and record keeper for the Plan was Wells Fargo Bank, N.A. (Wells Fargo) from January 1, 2014 through June 30, 2014 and Prudential Retirement Insurance and Annuity Company (Prudential) for the remainder of the year. Questar’s Employee Benefits Committee is the Plan administrator.

There is no service period requirement for an employee of a participating employer to participate in the Plan. However, employees classified as human resource pool employees are ineligible to participate. Participants can make both pre-tax and Roth after-tax contributions. New employees are automatically enrolled at a 6% pre-tax contribution rate until they elect to change the contribution rate or elect not to participate. All participants receive a matching contribution equal to 100% of the first 6% of their eligible compensation contributed to the Plan each pay period. All employer matching contributions are made on a pre-tax basis. For participants with a deferral rate of 1% to 5%, contributions will automatically be increased 1% each January until the deferral rate reaches 6%. Participants may opt out of this automatic increase feature.

Effective January 2014, qualified employees who are not eligible for Questar's defined benefit pension plan receive an additional non-matching employer contribution to their Plan accounts equal to 4% of their qualifying prior year earnings. These contributions are 100 percent vested after three years of service with Questar. Participants may direct the investment of their employee contributions and employer matching contributions to any of the funds available in the Plan, including Questar common stock. However, participants may not direct any investments to the QEP Resources, Inc. (QEP) common stock which is closed to new investments (except for reinvested dividends). If a participant fails to direct his or her own investment or the employer match, contributions are invested in the qualified default investment alternative (QDIA) selected by the Plan's Investment Committee. The QDIA is the appropriate JPMorgan SmartRetirement target date fund based on the participant's birth date and an estimated retirement age of 65. Employees can contribute up to the 401(k) maximum combined pre-tax and Roth limit, plus any catch-up contribution, if they are eligible. The 401(k) maximum combined pre-tax and Roth contribution limit for 2014 was $17,500. The maximum catch-up contribution limit for 2014 was $5,500 for participants who were age 50 or older during the Plan year.

Plan participants may transfer prior contributions and earnings among the various Plan investment options at any time for employee and employer contribution amounts. However, participants cannot transfer balances between pre-tax and Roth after-tax accounts or into the closed QEP common stock. Certain of the individual funds charge redemption fees to individual participants in order to recover the costs associated with short-term investor trading. Some funds have introduced purchase-blocking policies when a participant transfers or realigns out of the particular fund. A purchase-blocking policy requires the participant to wait a specified number of days before transferring or realigning back into the same fund.

Plan participants are allowed two outstanding loans, one to purchase or build a principal residence and one general purpose. Loan applications are processed every business day, and participants are charged a loan processing fee of $50 per loan, paid from the loan proceeds. Plan participants may borrow up to 50% of the value of their vested account balance, not to exceed $50,000, with a minimum loan amount of $1,000. Roth after-tax contributions are included in the calculation of the vested account balance, but are not available for loans. The interest rate is fixed for the life of the loan at the prime rate plus 1%, and is set at the time the loan is made. Participants can elect loan repayment terms up to five years, or ten years if the loan is to purchase or build a principal residence, and repayment is by payroll deduction. Upon termination of employment, a participant can either elect to repay the loan or treat the remaining loan balance as a taxable distribution subject to any applicable early-withdrawal penalties.

Questar 401(k) Plan 2014 Form 11-K	4

Upon retirement, death, resignation, or other termination, a Plan participant’s vested account becomes distributable. Plan participants may elect to directly roll over eligible Plan distributions into individual retirement accounts or other qualified plans. Distributions of a participant’s account balance that is invested in Questar common stock or QEP common stock are made in cash or, at the participant’s election, in whole shares of Questar or QEP common stock. Fractional Questar and QEP shares as well as distributions from the Plan’s other investments are paid in cash. Participants whose account balances are less than $1,000 upon death, resignation, or other termination will receive a complete distribution in cash. If the account balance is greater than $1,000, the participant may elect to leave the account balance in the Plan until April 1 of the calendar year after the participant reaches age 70 ½, at which time a distribution must be made. The participant may elect to receive a complete distribution at any time prior to mandatory distribution. Effective January 2014, participants are able to take partial one-time withdrawals or installment payments in lieu of the lump sum withdrawal. As a result of the new withdrawal options, former employees, retirees and beneficiaries with Plan account balances will incur a quarterly administration fee. Questar will continue to pay the administration fee for active employees. If the participant dies prior to a distribution, the account balance will be distributed within five years after the participant’s death unless the beneficiary is the participant’s surviving spouse, in which case the beneficiary may elect to delay the distribution until the participant would have attained age 70 ½.

Participants may also elect hardship withdrawals of any pre-tax employee contributions in certain cases of financial need after all loan capacity has been exhausted. Effective July 2014, participants can withdraw their Roth after-tax contributions (excluding earnings). The Plan document explains the rules for withdrawing any amounts from Questar and QEP common stock and the Plan’s other investments held in the participants’ accounts, including distributions upon termination of employment, disability or death.

Participants are always fully vested in all shares and funds purchased with their employee contributions and earnings thereon. Prior to November 2014, employees must have attained age 65 or had one year of service, as defined in the Plan, before any employer contributions were vested. Effective November 2014, all employer matching contributions are immediately vested. Forfeited balances of terminated participants’ non-vested accounts offset future employer contributions. The amount forfeited during 2014 was $6,772 which reduced 2014 employer contributions. No amendment to, or termination of, the Plan can reduce employees’ interests in their accounts as of the date of the amendment or termination.

Legal, accounting, trustee fees and other administrative expenses, except commissions, common collective trust asset management fees, redemption fees, and administrative fees included in the net asset valuations for registered investment companies are paid by Questar. Participants are required to pay certain administrative fees directly, such as the $50 loan processing fee. The asset management and redemption fees of $19,137 reflected in the Statement of Changes in Net Assets Available for Benefits were all paid by participants and consisted of common collective trust asset management fees and redemption fees. The Plan receives revenue sharing from the managers of certain funds held by the Plan. The revenue sharing represents reimbursement of certain investment expenses that are paid by Questar, and is included within the other income amount shown on the Statement of Changes in Net Assets Available for Benefits. Revenue sharing amounts are credited to the accounts of participants who invest in the related funds.

Note 2 - Summary of Significant Accounting Policies

A. Basis of Accounting
The financial statements are prepared on an accrual basis. Amounts stated are in dollars unless otherwise noted.

B. Use of Estimates
The preparation of financial statements and notes in conformity with U.S. generally accepted accounting principles requires the Plan administrator to formulate estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

C. Investment Valuation and Income Recognition
Investments in Questar and QEP common stock are stated at fair value based on the closing market price on the last business day of the year as reported on the New York Stock Exchange. Registered investment company investments are valued at published market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. Investments in common collective trusts are recorded at fair value using the NAV as a practical expedient. NAV is calculated by the managers of the respective funds based upon the closing market quotes or other fair value determinations of the assets held in the funds. The units of the pooled separate account are stated at net unit value as a practical expedient for fair value. Individual participant accounts invested in the pooled separate account are maintained on a unit value basis. Participation units in the Wells Fargo Stable Value Fund A (Stable Value Fund) are valued at a unit price, which is used as a practical expedient for fair value, determined by the portfolio's manager based on the fair value of the underlying assets held by the portfolio. The Plan's guaranteed investment contract (GIC) with Prudential is valued at contract value, which approximates fair value (see No

Questar 401(k) Plan 2014 Form 11-K	5

te 6). Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Questar Stock Fund holds shares of Questar common stock and the QEP Stock Fund holds shares of QEP common stock. Each fund maintains a common collective trust cash reserve and uses unitized-value accounting. The market values of Questar and QEP shares plus the respective cash reserves are converted to equivalent units for these funds. The equivalent unit values are different from the underlying stock prices.

D. Dividends
Dividends paid on shares of Questar common stock and dividends paid on shares of QEP common stock are automatically reinvested to purchase additional shares of each respective stock. Reinvested Questar and QEP dividend shares are purchased at market value. Any shares purchased with Questar or QEP dividends vest immediately, even if the participant does not yet have a vested right to the shares on which the dividends were paid. Participants can elect to receive cash dividends paid on shares of Questar common stock.

E. Participant Loans
Loans to participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

F. Benefits Paid to Participants
Benefits paid to participants are recorded at closing market prices on the distribution date and are reflected in the financial statements when paid. Differences between cost and current value at the time of distribution are included in the financial statements as realized gains or losses.

G. Fully Benefit-Responsive Investment Contracts
All investments held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive investment contracts through participation in the Stable Value Fund, a common collective trust fund, and in the Guaranteed Income Fund, a GIC. The Statements of Net Assets Available for Benefits present the fair value of the Stable Value Fund as well as the adjustment of the portion of the Stable Value Fund related to fully benefit-responsive investment contracts from fair value to contract value. The Plan's GIC with Prudential is valued at contract value, which approximates fair value (See Note 6).

Note 3 - Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated July 29, 2014, stating that the Plan is qualified under section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan has been amended and restated. The Plan administrator applied for an updated determination letter in January 2015, but has not yet received an updated letter from the IRS. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the Code, and therefore, believes that the Plan, as amended and restated, is qualified and that the related trust is exempt from taxation.

Accounting principles generally accepted in the United States require the Plan administrator to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

Questar 401(k) Plan 2014 Form 11-K	6

Note 4 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to numerous risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 5 - Investments

Details of the Plan’s net realized and unrealized appreciation in fair value of investments during 2014 are as follows:

Questar Corporation common stock	$15,254,341
QEP Resources, Inc. common stock	(28,378,085)
Shares of registered investment companies	10,156,697
Pooled separate account	1,668,518
Common collective trust funds	3,392,061
Net realized and unrealized appreciation in fair value of investments	$2,093,532

Investments that represented 5% or more of the Plan’s net assets available for benefits were as follows:

	December 31,
	2014	2013
Questar Corporation common stock	$173,864,551	$156,112,840
QEP Resources, Inc. common stock	55,183,281	98,932,045
Wells Fargo Stable Value Fund, at contract value*	46,263,916	**
Vanguard Index I (Institutional)	40,385,840	**
Prudential Retirement Insurance and Annuity Company - Large Cap Growth J.P. Morgan Investment Management Fund	26,277,085	**
Wells Fargo Stable Return Fund, at contract value***	**	50,686,802
Wells Fargo/BlackRock S&P 500 Index CIT	**	28,160,994

* Fair value was $46,911,611 at December 31, 2014.
** Investment did not represent 5% or more of the Plan’s net assets available for benefits.
***Fair value was $51,100,431 at December 31, 2013

Note 6 - Guaranteed Investment Contract with Insurance Company

In 2014, the Plan entered into a fully benefit-responsive GIC with Prudential. Prudential maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The GIC is included in the financial statements at fair value, which approximates contract value. There are no specific securities in the general account that back the liabilities of this annuity contract and it would be inappropriate to look to the market value of the securities within the insurer's general account to determine a fair value. The insurer owns a promise to pay interest at crediting rates, which are announced in advance and guaranteed for a six-month period. This contract is not a traditional GIC and therefore there are no cash flows that could be discounted. As a result, the fair value of the GIC approximates the contract value. Contract value represents contributions made under the contract, plus transfers to the fund and credited interest, less participant withdrawals, transfers out of the fund and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Generally there are not any events that could limit the ability of the Plan to transact at contract value paid within 90 days or contract value paid over time. Prudential may not terminate the contract at any amount less than the contract value.

Questar 401(k) Plan 2014 Form 11-K	7

Prudential is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with Prudential, but may not be less than 1.50%. Such interest rates are reviewed on a semi-annual basis for resetting. The crediting rate of the product will be established based on current economic and market conditions, the general interest rate environment, and both the expected and actual experience of a reference portfolio within the insurer's general account. These rates are established without the use of a specific formula.

Year Ended
December 31, 2014
Average yields:
Based on annualized earnings(1)	1.90%
Based on interest rate credited to participants(2)	1.90%

(1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date
(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

Note 7 - Fair Value Measurements

The Plan complies with the accounting standards for fair value measurements and disclosures. These standards establish a fair value hierarchy with Levels 1, 2 and 3 ranging from the most observable to the least observable valuation inputs. Level 1 inputs are unadjusted quoted prices in active markets that the Plan has the ability to access for identical assets or liabilities at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The Plan did not hold any investments measured using Level 3 inputs at December 31, 2014 or 2013.

Following is a description of the valuation methodologies used by the Plan:

Common stocks: Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Registered investment companies: Registered investment companies, also known as mutual funds, are valued at the closing price reported on the active market on which the individual funds are traded.

Pooled separate account: Investment is valued based on the Plan's units of the pooled separate account at year-end. The pooled separate account is not available in an exchange and active market, however, the units of the pooled separate account are stated at net net unit value as a practical expedient for fair value.

Common collective trust funds and common collective trust fund related to fully benefit-responsive investment contracts: These are investment vehicles generally restricted to institutional investors and are valued using the NAV of the fund. The NAV is based on the value of the underlying assets owned by the fund excluding transaction costs, and minus liabilities. The underlying assets are valued at the closing prices reported on the markets on which they are traded. No assets held by the Plan that were valued using a NAV methodology were subject to significant redemption restrictions or unfunded commitments on their valuation dates. In 2014, the common collective trust fund related to fully benefit-responsive investment contracts are valued at a unit price, which is used as a practical expedient for fair value, determined by the portfolio's manager based on the fair value of the underlying assets held by the portfolio.

Guaranteed investment fund: The valuation techniques of the guaranteed investment fund, also known as a GIC, are described in Note 6.

Questar 401(k) Plan 2014 Form 11-K	8

The fair value of investments at December 31, 2014 and 2013, are shown in the tables below:

	December 31, 2014
	Level 1	Level 2	Total
Common stocks:
Questar Corporation	$173,864,551	$—	$173,864,551
QEP Resources, Inc.	55,183,281	—	55,183,281
Registered investment companies:
Equity growth funds	77,811,624	—	77,811,624
Corporate debt income funds	33,442,745	—	33,442,745
Balanced funds	38,547,049	—	38,547,049
Equity index funds	53,976,896	—	53,976,896
Pooled separate accounts - equity growth fund		26,277,085	26,277,085
Common collective trust fund related to fully benefit-responsive investment contracts	—	46,911,611	46,911,611
Guaranteed income fund - fully benefit-responsive investment contract	—	11,401,095	11,401,095
Total Investments at Fair Value	$432,826,146	$84,589,791	$517,415,937

	December 31, 2013
	Level 1	Level 2	Total
Common stocks:
Questar Corporation	$156,112,840	$—	$156,112,840
QEP Resources, Inc.	98,932,045	—	98,932,045
Registered investment companies:
Equity growth funds	77,808,105	—	77,808,105
Corporate debt income funds	32,127,967	—	32,127,967
Balanced funds	29,982,069	—	29,982,069
Equity index funds	10,118,513	—	10,118,513
Common collective trust funds:
Equity index funds	—	36,734,481	36,734,481
Equity growth funds	—	15,024,873	15,024,873
Money market funds	—	2,990,073	2,990,073
Common collective trust fund related to fully benefit-responsive investment contracts	—	51,100,431	51,100,431
Total Investments at Fair Value	$405,081,539	$105,849,858	$510,931,397

Note 8 - Party-in-Interest Transactions

The Plan allows for transactions with certain parties that may perform services or have fiduciary responsibilities to the Plan. During 2014, the Plan received dividends of $4,437,266 on shares of Questar common stock held in the Plan. Purchases of Questar common stock amounted to $31,317,162 and transactions involving sales and distributions of Questar common stock totaled $34,697,349 during 2014. Asset management and other administrative fees paid by the Plan to Wells Fargo, Prudential, or their affiliates totaled $18,703 during 2014. The Plan issues loans to participants, which are secured by the vested balances in the participants' accounts. In addition, certain Plan investments are units of a pooled separate account fund and a guaranteed investment contract, managed by Prudential. Such transactions all qualify as exempt party-in-interest transactions under the provisions of ERISA.

Questar 401(k) Plan 2014 Form 11-K	9

Note 9 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to reduce employer contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Note 10 - Reconciliation of the Financial Statements to the Form 5500

A reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013 to the Form 5500 follows:

	December 31,
	2014	2013
Net assets available for benefits per the financial statements	$523,873,541	$516,380,722
Adjustment from fair value to contract value related to fully benefit-responsive investment contracts held by common collective trust funds	647,695	413,629
Net assets per the Form 5500	$524,521,236	$516,794,351

A reconciliation of net change in net assets available for benefits per the financial statements for the year ended December 31, 2014 to the Form 5500 follows:

Year Ended
December 31, 2014
Net change in net assets available for benefits per the financial statements	$7,492,819
Adjustment from fair value to contract value related to fully benefit-responsive investment contracts held by common collective trust funds for 2014	647,695
Adjustment from fair value to contract value related to fully benefit-responsive investment contracts held by common collective trust funds for 2013	(413,629)
Net income per the Form 5500	$7,726,885

Questar 401(k) Plan 2014 Form 11-K	10

EIN 87-0407509
PLAN #002
Questar Corporation
401(k) Retirement Income Plan

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
as of December 31, 2014

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
	Common Stocks:
*	Questar Corporation	6,877,553 shares of common stock	[1]	$173,864,551
	QEP Resources, Inc.	2,729,143 shares of common stock	[1]	55,183,281
	Registered Investment Companies:
	AllianzGI NFJ	Small-Cap Value Fund (Institutional), 225,358 shares	[1]	6,267,196
	American Century	Mid Cap Value Fund (R-6), 378,604 shares	[1]	6,231,821
	American Funds	EuroPacific Growth Fund (R-6), 362,671 shares	[1]	17,078,187
	Baron	Small Cap Fund (Institutional), 442,664 shares	[1]	14,979,759
	Fidelity	Capital & Income Fund, 1,365,231 shares	[1]	13,215,439
	JPMorgan	SmartRetirement Income Fund (Institutional), 75,443 shares	[1]	1,326,297
	JPMorgan	SmartRetirement 2015 Fund (Institutional), 210,759 shares	[1]	3,730,429
	JPMorgan	SmartRetirement 2020 Fund (Institutional), 635,570 shares	[1]	11,681,779
	JPMorgan	SmartRetirement 2025 Fund (Institutional), 464,551 shares	[1]	8,264,354
	JPMorgan	SmartRetirement 2030 Fund (Institutional), 166,044 shares	[1]	3,179,747
	JPMorgan	SmartRetirement 2035 Fund (Institutional), 127,191 shares	[1]	2,332,692
	JPMorgan	SmartRetirement 2040 Fund (Institutional), 114,967 shares	[1]	2,259,109
	JPMorgan	SmartRetirement 2045 Fund (Institutional), 139,649 shares	[1]	2,594,677
	JPMorgan	SmartRetirement 2050 Fund (Institutional), 134,298 shares	[1]	2,492,565
	JPMorgan	SmartRetirement 2055 Fund (Institutional), 33,500 shares	[1]	685,400
	MFS	Value Fund (R-4), 476,849 shares	[1]	16,661,116
	PIMCO	Total Return Fund (Institutional), 1,897,496 shares	[1]	20,227,306
	T. Rowe Price	Mid-Cap Growth Equity Fund (Institutional), 384,912 shares	[1]	16,593,545
	Vanguard	Index I Fund (Institutional), 214,055 shares	[1]	40,385,840
	Vanguard	REIT Index Fund (Institutional), 764,832 shares	[1]	13,591,056
	Pooled Separate Account:
*	Prudential Retirement Insurance and Annuity Company	Large Cap Growth J.P. Morgan Investment Management Fund, 1,212,017 units	[1]	26,277,085
	Common Collective Trust Funds:
	Wells Fargo	Stable Value Fund A, 932,721 units	[1]	46,911,611
*	Prudential Retirement Insurance and Annuity Company	Guaranteed Income Fund, 451,155 units	[1]	11,401,095
*	Participant loans	Interest rates range from 4.25% to 10.00% maturing through 2024	[1]	5,996,598
	Total			$523,412,535

* Indicates party-in-interest to the Plan.
1 Investments are participant-directed, thus cost information is not applicable.

Questar 401(k) Plan 2014 Form 11-K	11

EXHIBIT INDEX

The following exhibits are being filed as part of this report:

Exhibit No.	Exhibit

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm (Grant Thornton LLP)

Questar 401(k) Plan 2014 Form 11-K	12